Exhibit 99.1

Bon Natural Life Limited

Registered Company No 358246

(the Company)

NOTICE OF EXTRAODINARY GENERAL MEETING

Notice is hereby given that the extraordinary general meeting (the Meeting) of Bon Natural Life Limited, a Cayman Islands exempted company with limited liability (the Company) will be held at Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China on March 9, 2024 at 10:00 A.M. (local time) for the purpose of, considering and, if thought fit, passing with or without amendments, the following resolutions of the Company:

RESOLUTION 1:

“RESOLVED as an ordinary resolution that, with immediate effect upon passing:

(a)	every ten (10) issued and unissued existing ordinary shares of US$0.0001 par value each of the Company be consolidated into one (1) ordinary share of US$0.001 par value each (the Consolidated Ordinary Shares), with such Consolidated Ordinary Shares ranking pari passu in all respect with each other and having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.0001 par value each of the Company as set out in the Company’s memorandum and articles of association;

(b)	every ten (10) existing preference shares of US$0.0001 par value each be consolidated into one (1) preference share of US$0.001 par value each;

(c)	as a result of such share Consolidation, the authorized share capital of the Company be amended from US$50,000 divided into (a) 450,000,000 ordinary shares of a par value of US$0.0001 each; and (b) 50,000,000 preference shares of a par value of US$0.0001 each to US$50,000 divided into (a) 45,000,000 ordinary shares of a par value of US$0.001 each; and (b) 5,000,000 preference shares of a par value of US$0.001 each (the Share Consolidation); and

(d)	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation.”

RESOLUTION 2:

“RESOLVED as an ordinary resolution that immediately after the Share Consolidation takes effect, the Company’s authorised share capital be increased from US$50,000 divided into (a) 45,000,000 ordinary shares of a par value of US$0.001 each; and (b) 5,000,000 preference shares of a par value of US$0.001 each to US$300,000 divided into (a) 270,000,000 ordinary shares of a par value of US$0.001 each; and (b) 30,000,000 preference shares of a par value of US$0.001 each, by creation of an additional 225,000,000 ordinary shares of a par value of US$0.001 each and an additional 25,000,000 preference shares of a par value of US$0.001 each (the Increase of Authorized Shares).”

RESOLUTION 3:

“RESOLVED as a special resolution that the Company adopts the second amended and restated memorandum and articles of association of the Company (the Restated M&A) , a copy of which is attached hereto as Appendix 1, in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect.”

RESOLUTION 4:

“RESOLVED as an ordinary resolution that the Bon Natural Life Limited 2024 Equity Incentive Plan, a copy of which is attached hereto as Appendix 2 (the Bon Natural Equity Incentive Plan), be and is hereby adopted with immediate effect and (ii) the maximum number of shares issuable under the Bon Natural Equity Incentive Plan, being twenty percent (20%) of the total of: (a) the issued and outstanding shares of the Company, and (b) all shares issuable upon conversion or exercise of any outstanding securities of the Company which are convertible or exercisable into shares under the terms thereof be and are hereby reserved from the authorised but unissued share capital of the Company for issuance under the Bon Natural Equity Incentive Plan.”

All shareholders of the Company at the close of business on February 21, 2023 (the Record Date) are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By order of the board,

Bon Natural Life Limited

……………………………………

Yongwei Hu

Director

February 20, 2024

Proxies

A member entitled to attend and vote at the meeting may appoint a proxy.

A blank proxy form is attached. Please consider carefully the conditions attaching to appointment of a proxy.

A proxy form in hard copy must be delivered to Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China (Attention to: Cindy Liu).

A proxy form in electronic copy must be delivered to bonnatural@appchem.cn

Please see the conditions attaching to the appointment of a proxy for the time of such delivery.

Proxy instructions

What happens if you do not follow these instructions?

1	If you do not follow these instructions, any instrument you make appointing a proxy will be invalid.

Eligible members

2	If you are a member entitled to attend and vote at this meeting of the Company, you may appoint a proxy to vote on your behalf. Only registered shareholders whose names are on the register of members of the Company as at the close of business on February 21, 2023, being the Record Date, are entitled to attend and vote at the meeting of the Company.

3	A proxy need not be a member of the Company.

If you complete a proxy form, can you still attend and vote at the meeting?

4	Completion of the proxy form does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

Multiple proxies

5	If you are a member entitled to cast two or more votes at the meeting, you may appoint two proxies and may specify the proportion of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy is deemed to exercise half of your votes.

Joint shareholders

6	In the case of jointly held shares, if more than one joint holder purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. For this purpose, seniority will be determined by the order in which the names of the joint holders appear in the register of members (the first-named being the most senior).

How to appoint a proxy

7	If you are an eligible member and a natural person, the appointment of your proxy must be in writing and signed by you or your authorised attorney.

8	If you are an eligible member and a corporation, the appointment of your proxy must be in writing and executed in any of the following ways: (i) under the corporation’s common seal or (ii) not under the corporation’s common seal but otherwise in accordance with its articles of association.

Delivery of proxy form to Company

9	For an appointment of a proxy to be effective, the following documents must be received by the Company before the time for the holding of the meeting or adjourned meeting at which the proxy proposes to vote:

(a)	The proxy form;

(b)	If the proxy form is executed by a corporation otherwise than under its common seal - an extract of its articles that evidences that it may be duly executed in that way; and

(c)	If the proxy form is signed by your attorney — the authority under which it was signed or a certified copy of the authority.

10	Those documents may be delivered in either of the following ways:

(a)	In the case of hard-copy documents - they must be left at or sent by post to the Company’s registered office or the other place, if any, specified by the Company for the purpose of the meeting.

(b)	In the case of documents comprised in an electronic record - they must be sent to an address specified by the Company for the purpose of receiving electronic records.

11	If a poll is to take place within 24 hours after it has been demanded then, in addition to the ways specified in the preceding paragraph, the documents may be delivered to the chairperson or to the Company secretary or to any director at the meeting at which the poll was demanded.

Bon Natural Life Limited

Registered Company No 358246

(The Company)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a member/members of the Company and the holder/holders of

___________________________________________________(number and class of shares)

appoint as my/our proxy [2]

________________________________________________________

of	________________________________________________________

at the extraordinary general meeting of the Company to be held at Room 601, Block C, Gazelle Valley, No.69, Jinye Road, High-Tech Zone, Xi’an, Shaanxi, China on March 9, 2024 at 10:00 A.M. (local time) and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

Resolution			For	Against	Abstain

1	It was resolved as an ordinary resolution that, with immediate effect upon passing:		☐	☐	☐

	(a)	every ten (10) issued and unissued existing ordinary shares of US$0.0001 par value each of the Company be consolidated into one (1) ordinary share of US$0.001 par value each (the Consolidated Ordinary Shares), with such Consolidated Ordinary Shares ranking pari passu in all respect with each other and having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.0001 par value each of the Company as set out in the Company’s memorandum and articles of association;

	(b)	every ten (10) existing preference shares of US$0.0001 par value each be consolidated into one (1) preference share of US$0.001 par value each;

	(c)	as a result of such share Consolidation, the authorized share capital of the Company be amended from US$50,000 divided into (a) 450,000,000 ordinary shares of a par value of US$0.0001 each; and (b) 50,000,000 preference shares of a par value of US$0.0001 each to US$50,000 divided into (a) 45,000,000 ordinary shares of a par value of US$0.001 each; and (b) 5,000,000 preference shares of a par value of US$0.001 each (the Share Consolidation); and

	(d)	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation.

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided. If you wish to appoint the chairperson, write "The chairperson" without inserting an address.

2	It was resolved as an ordinary resolution that immediately after the Share Consolidation takes effect, the Company’s authorised share capital be increased from US$50,000 divided into (a) 45,000,000 ordinary shares of a par value of US$0.001 each; and (b) 5,000,000 preference shares of a par value of US$0.001 each to US$300,000 divided into (a) 270,000,000 ordinary shares of a par value of US$0.001 each; and (b) 30,000,000 preference shares of a par value of US$0.001 each, by creation of an additional 225,000,000 ordinary shares of a par value of US$0.001 each and an additional 25,000,000 preference shares of a par value of US$0.001 each.	☐	☐	☐

3	It was resolved as a special resolution that the Company adopts the second amended and restated memorandum and articles of association of the Company (the Restated M&A) , a copy of which is attached hereto as Appendix 1, in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect.	☐	☐	☐

4

It was resolved as an ordinary resolution that the Bon Natural Life Limited 2024 Equity Incentive Plan, a copy of which is attached hereto as Appendix 2 (the Bon Natural Equity Incentive Plan), be and is hereby adopted with immediate effect and (ii) the maximum number of shares issuable under the Bon Natural Equity Incentive Plan, being twenty percent (20%) of the total of: (a) the issued and outstanding shares of the Company, and (b) all shares issuable upon conversion or exercise of any outstanding securities of the Company which are convertible or exercisable into shares under the terms thereof be and are hereby reserved from the authorised but unissued share capital of the Company for issuance under the Bon Natural Equity Incentive Plan.

		☐	☐	☐

Dated ______________ 2024

Executed by:
__________________________________
Signature of shareholder Name of Authorised Officer/Attorney: ________________________[3]

3 To be completed if the shareholder is a corporation – please insert name of authorised officer/attorney signing on behalf of the corporate shareholder.

Appendix 1

Restated M&A

Appendix 2

Bon Natural Equity Incentive Plan